September 17, 2018

Paul Scanlan
Chief Executive Officer
Legion M Entertainment, Inc.
1801 Century Park East, 24th Floor
Los Angeles, CA 90067

       Re: Legion M Entertainment, Inc.
           Amended Form 1-A filed August 31, 2018
           File No. 024-10877

Dear Mr. Scanlan:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2018 letter.

Amended Form 1-A filed on August 31, 2018

General

1. We note your response to our prior comment 3. Pursuant to Rule 255(b)(4) you must continue to update the URL on your Wefunder page so that it represents the most recent version of the preliminary offering circular. Please update the link and confirm that you will continue to do so upon filing any amendments to your offering circular. In that regard we note that you filed an updated offering circular on August 31, 2018 but that the
      URL on your Wefunder page is for your filing on August 1, 2018.
2. We note your response to our prior comment 5. In an appropriate place in your offering circular, please discuss the scope of the exclusive forum provision found in your
 Paul Scanlan
Legion M Entertainment, Inc.
September 17, 2018
Page 2
         subscription agreement. In addition, discuss how the Los Angeles and San Francisco exclusive forum provision in your subscription agreement is intended to operate given the
         Delaware exclusive forum provisions in your charter and bylaws.
3. We note that Section 7 of your subscription agreement contains a waiver of the right to jury trial. Please revise your offering statement to fully describe the provision and provide a risk factor regarding the impact of the provision on the rights of investors. Explain the extent to which the provision applies to claims under the U.S. federal securities laws and whether it applies to claims other than in connection with this offering. In addition, describe specifically the basis for your belief that this provision is enforceable under federal and state law. In addition, please clarify whether purchasers of shares in a secondary transaction would be subject to the arbitration provision. Finally, to the extent the provision applies to claims under the federal securities laws, please revise the disclosure and the form of subscription agreement to state that by agreeing to the provision, investors will not be deemed to have waived your compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
4. We note that your forum selection provisions in your certificate of incorporation and bylaws identify the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether these provisions apply to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If these provisions do not apply to actions arising under the federal securities laws, please also ensure that the exclusive forum provision in each of your governing documents states this clearly.
      Please contact John Dana Brown at 202-551-3859 or Anne Parker, Assistant Director, at
202-551-3611 with any questions.



FirstName LastNamePaul Scanlan                                 Sincerely,
Comapany NameLegion M Entertainment, Inc.
                                                               Division of
Corporation Finance
September 17, 2018 Page 2                                      Office of
Transportation and Leisure
FirstName LastName